
06015548

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk


SEC MAIL PROCESSING
RECEIVED
JUL 27 2006
WASH., D.C.
213
SECTION

July 10, 2006

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

SUPPL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

Yours Sincerely,

Chanyul Lee
General Manager
Investor Relations Team

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

July 10, 2006

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from March 2006 to June 2006

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture — Date: July 10, 2006

241st-1 Non-guaranteed Debenture in the amount of 150 Billion Won — April 11, 2006

Issuance Date: April 10, 2006
Maturity Date: April 10, 2011
Interest Rate: 5 %

241st-2 Non-guaranteed Debenture in the amount of 100 Billion Won — April 11, 2006

Issuance Date: April 10, 2006
Maturity Date: April 10, 2013
Interest Rate: 5 %

File No.
82-3901

Reports to KSE

Resolution of Annual Shareholders' Meeting	March 10, 2006
Other Matters to be Disclosed	March 20, 2006
Equity Investment in Major Shareholders	March 24, 2006
Other Matters to be Disclosed	April 17, 2006
Other Matters to be Disclosed	April 24, 2006
Treasury Stocks	April 24, 2006
Future Business Plans	May 23, 2006
Other Matters to be Disclosed	June 1, 2006
E&P Investment Decision	June 12, 2006
E&P Investment Decision	June 15, 2006
Response to Rumor/News Regarding E&P M&A	June 16, 2006

General Press Releases

News compilation of which the abstracts are translated into English	Mar. 2006 ~ Jun. 2006

File No.
82-3901

Reports to FSC

Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

241st-1 Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: April 10, 2006
   b. Maturity date: April 10, 2011
   c. Amount subscribed: 150,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul

April 3, 2006
Heon-Cheol Shin
President and CEO
SK Corporation

241st-2 Issuance of Non-guaranteed Debenture in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: April 10, 2006
   b. Maturity date: April 10, 2013
   c. Amount subscribed: 100,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul

April 3, 2006
Heon-Cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

Public Notices to the Korea Stock Exchange

[English Translation Disclaimer]

"The English translation of the documents is unofficial and prepared for the convenience of English-speaking investors for information purpose only, and may differ from the original documents filed with the Financial Supervisory Service. Consequently, the translation may not be relied upon to sustain any legal claim nor should it be used as a basis of any legal opinion, and SK Corporation disclaims all liability for any inaccuracy therein."

Resolution of Annual Shareholders' Meeting

March 10, 2006

The 44th Annual General Meeting

1. Approval of the Financial Statement
   - Total Assets (Mn KRW): 17,509,208
   - Sales (Mn KRW): 21,914,582
   - Total Liabilities (Mn KRW): 9,398,637
   - Operating Profit (Mn KRW):1,204,902
   - Shareholders' Equity (Mn KRW): 653,417
   - Net Income (Mn KRW): 1,686,496
   - Total Shareholders' Equity: 8,110,561
   * EPS (KRW):13,206
   * Outside independent auditors' review: Fair

2. Dividend

   A. Cash Dividend
   - Dividend per share (KRW)
     - Common Share (KRW):1,850
     - Preferred Share (KRW): 1,900
   - Total Dividends Paid (KRW): 239,645,000,000
   - Dividend Yields (%)
     - Common Share: 3.5
     - Preferred Share: 4.1

3. Appointed Executive Members (as of March 10, 2006)

   A. Number of Appointed Executive Directors: 2 Executive Directors

   B. Number of Outside Directors
   - Total Number of BoD: 10
   - Total Number of Outside Directors: 7

   C. Number of Auditors
   - Auditors who are Outside Directors: 3

4. Others

Item 1: Approval of the 44th FY Balance Sheet, Statement of Profit and Loss, and Statement of Appropriation of Retained Earnings.

※ Proposed Dividend Per Share

- Common Stock: 1,850 Korean Won
- Preferred Stock: 1,900 Korean Won

→ Approved and Ratified

Item 2: Election of 2 Directors (Outside Director and Outside Director who will be a Member of Audit Committee)

→ Approved and Ratified

Item 3: Approval of Ceiling for Directors' Compensation

→ Approved and Ratified

5. Date of Annual General Meeting: March 10, 2006

▶ 2-1st Item of the Agenda: Election of Director (Outside Director)

<table>
<tr><th rowspan="2">Name</th><th>Date of Birth</th><th rowspan="2">Curriculum Vitae</th><th rowspan="2">Transactions with the Company during the last 3 years</th><th rowspan="2">Relationship with the Largest Shareholder</th></tr>
<tr><th>Recomm-ended by</th></tr>
<tr><td rowspan="2">Young-Suk Han</td><td>Aug. 24, 1938</td><td rowspan="2">- BA in Law, Seoul National University
- Attorney at law, member of Korean Bar Association
- Executive Officer of Central Investigation Department at Supreme Public -Prosecutors' Office (1985)
- Vice Minister of Justice (1987)
- Senior Secretary to the President of Korea for Civil Affairs (1988)
- Minister of Legislation Office (1992)
- Outside Director of CJ Corporation (1998~2001)
- Partner attorney and notary at Wooil Law Firm (1993~2004)
- Attorney at Wooil IBC Law Firm (Current)
- Outside Director of SK Corporation (Current)</td><td rowspan="2">Dec, 2004. Exercised Stock Option (7,000 Shares) / May, 2005. Exercised Stock Option (6,000 Shares) / Ownership of 9,000 shares of Common Stock</td><td rowspan="2">None</td></tr>
<tr><td>Recommen-dation and Nomination Committee Of Outside Directors</td></tr>
</table>

▶ 2-2nd Item of the Agenda: Election of Director (Outside Director who will be a member of Audit Committee)

Name	Date of Birth / Recommended by	Curriculum Vitae	Transactions with the Company during the last 3 years	Relationship with the Largest Shareholder
Thomas Chan Soo Kang	Nov. 23, 1961	- BA in Economics, Harvard University - MBA, The Wharton School, University of Pennsylvania - Financial Analyst at James D. Wolfensohn Inc. (1984) - Visiting Researcher at Korea Development Institute (1986) - Managing Director at BT Wolfensohn (1989) - Chairman and CEO of Seoul Securities Co., Ltd. (Current) - Adjunct Professor at Ewha Woman's University's College of Business Administration (Current)	None	None
	Recommendation and Nomination Committee Of Outside Directors			

Other Matters to be Disclosed

March 20, 2006

SK Corp, which has a 30% stake in the Peru LNG project, signed an Investment Agreement with the Peruvian government on January 12, 2006. This follows the conclusion of a contract in August 2005 with Spain's Repsol YPF for the sale of 4.2 million tons of LNG. The selection of the engineering company responsible for the construction of the liquefaction plant and preparations for project financing for the Peru LNG project are currently underway. There will be another disclosure once details become confirmed.

Equity Investment in Major Shareholders

March 24, 2006

Accumulated Balance of Equity Investment (KRW) (A): 3,862,685,000

-Total Equity of SK Corp. (KRW) (B): 8,110,560,969,551

-Equity Ratio (A/B) (%): 0.04

[Details]

Name of Invested Company: SK Do Brasil (affiliated company)

1. Investment Amount (KRW): 3,862,685,000
2. Method of Payment: Cash payment
3. Object of Investment: Operational costs related to exploration activities
4. Decision Date: March 24, 2006
5. Total Equity Investment and Ratio:

   -Ratio (%): 100

   -Amount (KRW): 25,847,673,000
6. Others:

   -The "Decision Date" (#4) is based on the internal decision-making date, and the expected payment date is March 28

   -The "Ratio" (#5) refers to the capital ratio

   -Converted using the FX conversion rate of 971.5 KRW/USD

Other Matters to be Disclosed

April 17, 2006

SK Corp and other members of the Korean Consortium signed a Head of Agreement (HOA) with Kazakhstan's national oil company regarding the development of the Zhambyl block (Caspian Sea) on April 22, 2005. The groundwork for the conclusion of the exploration contract is being laid out. There will be another disclosure once the specifics have been decided.

Other Matters to be Disclosed

April 24, 2006

SKEA, an affiliate of SK Corporation, has concluded a JV agreement with Patra Niaga, an affiliate of Indonesia's national oil company Pertamina, to construct an LBO (Lube Base Oil) plant in Indonesia.

- SK Corporation's stake in SKEA: 100%
- Pertamina's stake in Patra Niaga: 99%

1. Investment: High-quality lube base oil (Group III) plant
   - Capacity: 7,250 B/D
2. Investment Amount: USD 113,750,000
   - 50% of the investment amount will be raised through project financing
3. Investment Period: 3 years
   - 2006: USD 19,340,000 (e)
   - 2007: USD 70,520,000 (e)
   - 2008: USD 23,890,000 (e)
4. SKEA's stake in the JV project: 65%
   - Patra Niaga's stake: 35%
5. This project will be financed through SKEA's current cash holdings and project financing
6. Completion Date: 2008 1H (e)
7. Decision Date: April 23, 2006 (the conclusion date of the JV agreement)

Treasury Stocks

April 24, 2006

- Number of Shares Purchased: 9 million common shares (7%)
- Purchase Period: February 1, 2006 ~ April 21, 2006
- Total Amount (KRW): 538.346 billion
- Total Number of Treasury Stocks after Buy-Back: 9,943,400

Future Business Plans

May 23, 2006

1. Entry and expansion into China

2. Major Plans:
   - Potential investment and entry into China in various sectors such as energy, petrochemicals and environment is under consideration for the purpose of expanding SK Corp's business into China. The following is the status of each business, none of which have yet been confirmed.

   1) Coal Business
   Acquisition of stakes in coal mines is currently being considered in major coal reserves in Xinjiang, Inner Mongolia and other areas in northwestern China.

   2) Power Generation Business
   Entry into the power generation business is closely related to the acquisition of stakes in coal mines and is currently under preliminary review.

   3) Wholesale/Retail Network for Gas Stations
   Talks are in progress with Chinese petrochemical companies for the establishment of a wholesale/retail network.

   4) Asphalt Business
   An asphalt laboratory was established in Beijing in July 2005 to provide local asphalt businesses with technical support. Currently, an expansion of the local asphalt distribution facility is being examined.

   5) Environmental Business
   Talks are in progress with local businesses to enter the environmental business in China with the Selective Catalytic Reduction (SCR) and the Diesel Particulate Filter (DPF) businesses as the cornerstones.

* SK Corp will disclose additional information as they are confirmed.

Other Matters to be Disclosed

June 1, 2006

SK Corporation has received an offer to purchase a stake in Ghana's national oil company. However, nothing has yet been decided. Another disclosure will be made once the decision to take up the offer becomes finalized.

E&P Investment Decision

June 12, 2006

1. Name: North Sea blocks
2. Exploration Period:
   - 4 total blocks
   1) 9/2b block (exploration stage)
      - Contract period: June 2006 ~ October 2007
   2) 3/27a block (exploration stage)
      - Contract period: June 2006 ~ December 2006
   3) 9/11c block (exploration stage)
      - Contract period: June 2006 ~ September 2006
   4) 8/25a block (exploration stage)
      - Contract period: June 2006 ~ September 2006
3. Upcoming Schedule:
   *Nautical Petroleum PLC, the current operator of the four blocks, is expected to ask the UK government for a 2 year extension in the exploration period for blocks 2~4
4. Acquisition Date: June 9, 2006
5. Others:
   1) 9/2b block: SK 30%, Nautical Petroleum PLC (UK) 45%,
      Nautical Petroleum AG (Swiss) 25%
   2) 3/27a block: SK 30%, Nautical Petroleum PLC 45%, Nautical Petroleum AG 25%
   3) 9/11c block: SK 40%, Nautical Petroleum PLC 60%
   4) 8/25a block: SK 40%, Nautical Petroleum PLC 60%
   * SK Corp's stakes were acquired from Nautical Petroleum PLC (operator).

- The total investment amount has not been decided yet.

E&P Investment Decision

June 15, 2006

1. Name: Madagascar Majunga block (exploration)
2. Exploration Period: June 2006 ~ April 2008
3. Upcoming Schedule:
   - Drilling to commence in early 2007
   - The "Exploration Period" (#2) may be extended by 3 years.
4. Acquisition Date: June 14, 2006
5. Others:
   - ExxonMobil (operator) 50%, BG 30%, SK Corp 20%
   * SK Corp's stake (20%) was acquired from Vanco (USA)

   - The total investment amount has not been decided yet.

Response to Rumor/News Regarding E&P M&A

June 16, 2006

In response to the disclosure inquiry made by the Korea Exchange on June 16, 2006, SK Corp announces that contrary to rumors, no specific plans to acquire (M&A) a foreign E&P company have been decided at this point in time.

File No.
82-3901

Press Releases

SK Names Chief for Inchon Oil

(March 8, 2006) *Korea Herald*

South Korea's largest refiner by capacity, SK Corp. (003600.SE) has completed its acquisition of minnow fellow refiner Inchon Oil Refinery Co., said SK Corp. in a press release issued Tuesday.

The acquisition of the newly-named SK Inchon Oil Refinery Co. catapulted SK Corp. to become Asia-Pacific's fourth largest refiner with total refining capacity of 1.115 million barrels a day.

SK Corp. has appointed Choi Sang-Hoon as chief executive officer of SK Inchon Oil Refinery.

"SK Inchon Oil Refinery will focus its resources and identify opportunities for efficiency," said Choi.

"We are committed to achieving our growth potential and restructuring SK Inchon Oil's profitability to grow and expand (our) network in the region," he added.

Last December, SK Corp. finalized its acquisition of Inchon Oil through the purchase of bonds worth KRW1.44 trillion, and a paid-in capital increase of KRW1.6 trillion, part of which will be used to pay its creditors. Inchon Oil Refinery has been in court receivership over the last three years.

SK to Start Operating Reformer Ahead of Schedule

(March 21, 2006) *Reuters*

South Korea's biggest refiner SK Corp. said on Tuesday it will start operating a new 30,000 barrels per day (bpd) reformer from the middle of May, one month ahead of the schedule.

The reformer will process heavy naphtha into gasoline, benzene, toluene and xylene (BTX). SK Corp. operates an 840,000 bpd refinery in Ulsan.

Shaw Wins Contract to Design FCC Unit

(March 23, 2006) *AP*

Construction and engineering company Shaw Group Inc. said Thursday it won a contract to design and manage a fluid catalytic cracking unit at a South Korean oil refinery.

Shaw, through its Shaw Stone & Webster unit, will design and manage an FCC unit with capacity of 60,000 barrels per stream per day in the southwest city of Ulsan. FCC is a refining application used to convert oil into gasoline.

Under the contract with Korean energy and chemical company SK Corp., Shaw will be responsible for procuring equipment, identifying offsite requirements, and providing design and engineering expertise, the company said.

The contract is the 11th deal the company has made with SK during the past 20 years. Financial terms of the deal were not disclosed.

Shares of the company added 21 cents to $29.28 in morning trading on the New York Stock Exchange.

Templeton Lifts Stake in SK Corp. to 6.06%

(March 27, 2006) *Reuters*

Templeton Asset Management Ltd. has raised its stake in South Korea's biggest oil refiner, SK Corp., to 6.06 percent, the investment fund said in a filing to the regulatory Financial Supervisory Service.

It was the first time that Templeton had increased its stake in SK since it became the biggest foreign shareholder of the refiner in December by raising its stake to 5.03 percent from 3.99 percent.

The investment fund said in a statement it had enlarged the stake in order to participate in the management of the refiner.

SK Corp., Sinopec JV to Produce Solvents in China Late '06

(April 5, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, will start producing solvents in China in the second half of 2006 through its joint venture with China Petroleum & Chemical Corp., or Sinopec Corp., the South Korean company said in a statement Wednesday.

SG-SK Solvent Co., the 50-50 joint venture between SK Corp. and Gaoqiao Petrochemical Corp., a unit of Sinopec, is building a plant with an annual production capacity of 60,000 tons of solvents, said the statement.

The joint-venture company was founded in November 2004 as a solvent manufacturing and marketing firm in China, with a total investment of $30 million.

SK Corp.'s chairman Chey visited the joint venture in Shanghai recently and said "the Chinese market should be considered a domestic market, not just an export destination," according to the statement.

SK Corp.'s ambition isn't limited to the solvent business - it intends to enter the oil products distribution business in China, said Katharine Junghae Kho, the company's assistant vice president.

"We are interested in China's oil distribution bushiness and even want to build another SK in China," she told Dow Jones Newswires.

SK Corp. is in talks with China National Chemicals Import & Export Corp., or Sinochem, to jointly enter the Chinese wholesale oil products market.

SK Corp.'s January-February Lubricant Exports Top US$74 Mln

(April 11, 2006) *Asia Pulse*

SK Corp. (KSE: 003600), South Korea's top oil refiner, said Tuesday its exports of lubricants topped US$74 million during the first two months of this year.

Last year, SK Corp. generated a total of 676.9 billion won ($708 million) from sales of lubricants. Of the total, 64 per cent came from exports, SK Corp. said.

SK Corp., PT Pertamina Sign JV Agreement

(April 24, 2006) *Dow Jones*

SK Corp. signed a joint venture agreement today with PT Pertamina, an Indonesian energy company.

Initially, the two companies plan to jointly invest $175 million (U.S.) to build and operate a group III base oil plant at Dumai Refinery in Indonesia. Under the agreement, SK Corp. is in charge of marketing in global market, outside of Indonesia and PT Pertamina is in charge of marketing in Indonesian domestic market.

SK Corp. and PT Pertamina also signed a MOU which states that the two companies will work closely together on a variety of upstream, downstream, trading and other projects.

Group III base oil is developed using an advanced technology which yields higher quality oil that is saturated and pure, with very low volatility and high viscosity index. With over 50% of the global market share, SK Corp. leads the commercial market for group III base oil.

Construction of the Indonesia-based base oil plant is slated to begin this summer for its completed in the 1st Half of 2008. When completed, the SK Corp. /PT Pertamina facility will produce 7,250 barrels per day, which will help meet growing demand all over the world.

"SK Corporation will maintain its leadership in the global Group III market with this agreement," said Mr. Shin Heon-Cheol, the president & CEO of SK Corporation. "Thanks to this joint venture and the new base oil plant, SK Corporation will be strategically well positioned as the Asia's leading Energy Company."

SK Corp. 1st-Qtr Profit Rises 59% to 610.5 Bln Won

(April 27, 2006) *Bloomberg*

SK Corp., South Korea's largest oil refiner, said first-quarter profit rose 59 percent from a year earlier, helped by gains in the value of shares it owns in affiliated companies and a stronger local currency.

Net income climbed to 610.5 billion won ($646 million) in the three months ended March 31 from 384.4 billion won a year earlier, the Seoul-based company said in a filing to the Korea stock exchange today. That's better than the 348.8 billion won median estimate of eight analysts surveyed by Bloomberg News.

Operating profit fell 14 percent to 330 billion won, while sales increased 11 percent to 5.3 trillion won, it said. Non-operating profit more than doubled to 433.4 billion won in the quarter, the company said in a separate statement.

The stock, the third-best performer on the benchmark Kospi index this year, rose 2,300 won, or 3.3 percent, to 71,100 won at 2:09 p.m. in Seoul.

S. Korea SK Corp. Buys 100,000 MT, Jul-Jun 07 Term Naphtha

(April 27, 2006) *Dow Jones*

South Korea's largest refiner by capacity SK Corp. (003600.SE) has signed its first naphtha term import deal, by tying up 100,000 metric tons a year of heavy full-range naphtha, an industry source close to the company said Thursday.

First deliveries under the one-year term contract with a western trader, will start this July. The term premium was set at just under $10/ton over the Japan mean price on a cost & freight Ulsan basis.

SK Corp. will receive heavy full-range naphtha, with minimum 30% naphthenes and aromatics content, of Indian and Mediterranean origin.

The term naphtha will be used as feedstock for its 35,000 barrels a day naphtha splitter, that will come on-stream at its 840,000 b/d refinery in Ulsan, in end-July.

SK Corp. earlier sought to buy at least 200,000 tons/year of either heavy full-range or pure heavy naphtha on a term basis, but settled on a lower volume due to limited supply outlets of heavier grades.

However, the refiner is still looking to tie up an additional 100,000-200,000 tons/year of term naphtha with another trader.

The naphtha splitter needs a maximum of 100,000 tons/month of naphtha as feedstock, of which half will be supplied by SK Corp.'s refinery. The rest of the required volume - equivalent to 600,000 tons/year - will be met by imports.

Output from the splitter will be used as feedstock for its 30,000 b/d petrochemical reformer, that will come on-stream in mid-May.

S. Korea SK Corp.: Aims to More Than Double China Rev in 06

(May 1, 2006) *Dow Jones*

SK Corp. (003600.SE), South Korea's largest refiner by capacity, is aiming for its China operations to more than double their revenue this year to $400 million, from $149 million last year, company spokeswoman Katharine Kho said.

The company aims to increase revenue from its polymer unit in Shanghai to $330 million in 2006 from $128 million last year, and to increase revenue from its lubricant and asphalt entities throughout China to $70 million from $21 million, she said.

SK Corp. is also in talks with potential partners to form new joint ventures in China, Kho told Dow Jones Newswires in a recent interview, but she declined to elaborate.

The company already has a solvent-oil joint venture in China with China Petroleum & Chemical Corp., or Sinopec.

Kho said all of the company's ventures in China come under the responsibility of SK China Holding Co., which it set up in 2004 to coordinate its activities in the country, rather than them being 'piece by piece, or project by project.'

'We prefer to build partnerships with China's oil companies, as we are a medium-sized company, not as large as BP or Mobil,' she said.

SK is very interested in entering China's oil-products distribution business, she said.

In March, SK acquired the Incheon oil refinery in the northern part of South Korea, 'partly because it will allow the convenient transportation of refined oil products to China in the future,' Kho said.

SK Corp.'s oil products are competitively priced as 'our refining facilities are newer than those in Japan, and have lower maintenance costs.'

Kho refused to comment on an earlier report that cited a person at SK Corp. as saying the company is in talks with China National Chemicals Import & Export Corp., or Sinochem, on jointly entering the Chinese wholesale oil-products market.

China is SK Corp.'s leading export market, accounting for 33% of the company's total exports and 15% of its revenue in 2005, SK Corp. said.

The company also said it is targeting total revenue of $5 billion from China by 2010, including revenue from its China operations and exports to the country, up from $2 billion in 2005.

SK Corp. Rating Raised to Investment Grade by Moody's

(May 11, 2006) *Bloomberg*

SK Corp. had its debt rating raised to investment grade by Moody's Investors Service, which cited sustained profitability and improved corporate governance at South Korea's largest oil refiner.

SK Corp.'s long-term foreign currency debt rating was increased to Baa3 from Ba1 with a stable outlook, affecting about $250 million of debt, Moody's said in a statement today. That's the ratings company's lowest investment grade. Standard & Poor's raised Seoul-based SK Corp.'s debt to investment grade on Feb. 20.

Higher ratings may reduce borrowing costs for SK Corp., which is completing a 3 trillion won ($3.2 billion) investment in an oil refiner and plans to boost capital spending by a third this year. An investment-grade rating would remove restrictions on some investors buying the company's stock that declined in 2005 as the Kospi rose 54 percent to record levels.

``The upgrade to investment grade recognizes SK Corp.'s strengthened credit quality,'' Terry Fanous, a senior vice president at Moody's, said in today's statement. Fanous cited solid refining fundamentals in the region, reduced risk among the refiner's key affiliates and lower corporate governance risk as the reasons for raising the rating.

Rating Cut in 2003
Moody's and S&P had both cut the oil refiner's rating to junk in 2003 because of an accounting fraud at an affiliate. SK Networks Co., formerly known as SK Global Co., misstated 2001 earnings by 1.5 trillion won. The accounting fraud drove the refiner's shares to a record low of 6,130 won in March 2003 and led to the conviction of SK Corp. Chairman Chey Tae Won and nine other group executives.

A Seoul court in June last year upheld its conviction of Chey, suspending his three-year sentence. The stock has risen more than 11-fold since the scandal. The stock has gained 33 percent this year, the fifth-best performer this year on the benchmark Kospi index.

``An upward rating trend could evolve if SK Corp. strengthens its capital structure and financial leverage,'' today's statement said.

SK Corp.'s first-quarter net income rose 59 percent to a record of 610.5 billion won ($653 million), helped by gains from affiliates and a stronger local currency, the company said on April 27.

A higher debt rating reduces the perceived risk of a company's ability to pay debt and can cut its borrowing costs.

South Korea's SK Corp. Targets China Coal Mine Stake

(May 22, 2006) *Reuters*

SK Corp., South Korea's biggest oil refiner, said on Monday it plans to buy a stake in a Chinese coal mine in a bid to enter the power generation business in its giant neighbour by 2010.

SK Corp., which controls nearly a third of South Korea's oil market, was in talks on buying the stake in a coal mine, possibly in the northwestern part of China, the company said in a statement.

The refiner planned to secure a coal mine by 2007 for trading purposes and then operate coal-fired power plants by 2010, it said, without elaborating.

SK already has stakes in three coal mines in Australia and has coal-related businesses in Indonesia, the company said.

As part of its strategy for expansion into China, the refiner also said it aimed to boost revenue from exports to the country and from direct sales in China to 5 trillion won ($5.27 billion) by 2010, more than double the amount in 2005.

Shares of SK Corp. ended up 0.16 percent at 61,600 won, versus a 2.46 percent fall in the broader stock index.

SK Corp. to Boost Naphtha Imports After Starting Up New Plant

(May 29, 2006) *Bloomberg*

SK Corp., South Korea's biggest oil refiner, said it will boost imports of naphtha after starting up in late April a plant that turns the oil product into reformate, used for making chemicals or gasoline.

SK plans to import about 60,000 metric tons of so-called full-range naphtha a month to ensure that the 30,000 barrels-a-day catalytic reformer operates at maximum capacity, a company official said today. The new plant will boost SK Corp.'s total reforming capacity to about 110,000 barrels a day, he said.

Chemical companies in Asia buy roughly two-thirds of the 30 million tons a year of naphtha they process from Middle East refiners such as Saudi Aramco, Kuwait Petroleum Corp. and Abu Dhabi National Oil Co. Asian naphtha demand is growing because chemical makers in South Korea and Taiwan are expanding their capacities, helping to boost prices 21 percent this year.

SK Corp. processes 870,000 barrels a day of crude oil into products such as naphtha and chemicals at its refinery in Ulsan in Southeast Korea.

Full-range naphtha is the preferred feedstock for a reformer. Reformate can be made into basic chemicals known as aromatics, or blended into gasoline to improve the fuel's quality.

SK Corp. currently imports about one cargo a month of so-called light naphtha, mainly used to make chemicals, the official said. He wouldn't say whether current monthly exports of one or two 30,000-ton cargoes of so-called heavy naphtha, used for making gasoline and chemicals, will be cut or end.

The new reformer will not increase SK Corp.'s gasoline sales because all of the reformate produced by the plant will be used for making aromatics, or chemicals, the official said.

The Seoul-based company plans to commission in late July a naphtha splitter, a plant that separates naphtha into so-called light or heavier grades. The plant will process 35,000 barrels a day.

Light naphtha is preferred by petrochemical producers because of the fuel's higher ethylene yield. Reformer-grade naphtha is more suited to making gasoline and aromatics. Aromatics, including benzene, mixed xylenes and styrene monomer, are the basic building blocks of plastic bottles and the synthetic fiber polyester.

Ethylene is the building block of a different stream of plastics, commonly used in the manufacture of electronics, auto parts and packaging.

SK Corp., Samsung Corp. Still Mulling Ghana Refinery Offer

(June 1, 2006) *Dow Jones*

South Korea's SK Corp. (003600.SE) and Samsung Corp. (000830.SE) said Thursday that they have yet to make a decision on Ghana's offer of a controlling stake in Tema Oil Refinery, the country's sole refinery.

SK Corp., South Korea's largest refiner by capacity, is still reviewing Ghana's proposal, said a company spokesman.

"This is a possibility. We are considering it to secure a stable supply of oil and to find new opportunities to expand our business in the African market as well as the European market," said the SK Corp. spokesman.

A spokesman for Samsung Corp., an affiliate of South Korea's largest conglomerate Samsung Group, said it is also reviewing the West African nation's offer.

During an official visit to Seoul in late April, Ghana's Finance and Economic Planning Minister offered to offload a 70% stake in Tema Oil Refinery in the hope of injecting more capital into its operations.

It is unclear if SK Corp. or Samsung Corp. would individually take the entire 70% share, or whether the two companies would take a joint interest in the state-owned refinery.

All options are open, the Samsung spokesman said.

The two company officials declined to disclose the value of the stake.

Located 25 kilometers east of Ghana's capital Accra, Tema Oil Refinery has a daily production capacity of 45,000 barrels.

The refinery is looking to sharply raise its crude processing capacity to more than 100,000 b/d, to boost the supply of oil products available on the domestic market as well as for export.

South Korea, which relies totally on imports to meet its oil needs, has been pursuing stakes in oil and gas assets around the world to beef up its energy security.

Most of its oil currently comes from the Persian Gulf region, where the geopolitical situation remains highly volatile. Ghana, on the other hand, is often viewed as a haven of stability in West Africa, which is emerging from years of civil unrest.

SK Corp. Buys Stakes in Four North Sea Oil Blocks from Nautical

(June 12, 2006) *Bloomberg*

SK Corp., South Korea's largest oil refiner, said it acquired stakes in four North Sea oil blocks from Nautical Petroleum Plc, the company's first purchase of European energy assets.

SK Corp. bought 30 percent stakes in two oil blocks and 40 percent stakes in two others from London-based Nautical, the South Korean company said in an e-mailed statement today. It gave no financial details.

Like other global refiners, Seoul-based SK Corp. is expanding abroad to secure supplies as energy prices trade near records because of geopolitical tensions and concern that supply will be disrupted. Crude oil futures in New York are up 29 percent from a year ago and reached a record $75.35 a barrel in April.

``This is only the first step in our efforts to expand into the European market and it will be followed by many more,'' Yu Jeong Joon, head of SK Corp.'s resources and international division, said in the statement. SK Corp. acquired stakes in blocks 9/2b, 3/27a, 9/11c and 8/25a, it said.

Nautical will retain 45 percent of the two blocks where SK Corp. is buying a 30 percent share, and 60 percent of the other two blocks, according to the statement.

This brings the number of SK Corp.'s overseas projects to 22 oil blocks in 12 countries and four liquefied natural gas ventures, according to the statement.

Korea to Raise Naphtha Imports as Refiners Start Up New Units

(June 14, 2006) *Bloomberg*

South Korea, whose rising petrochemical production has helped boost naphtha prices this year, will increase net imports of the fuel in the second half of 2006 as two refiners start up new plants in July.

Naphtha, distilled from crude oil, is a raw material for chemicals used to make plastics and can be processed into gasoline. South Korea's net imports may rise as much 12 percent to 12.3 million metric tons in the second half after SK Corp. and GS Caltex Corp., the country's two largest refiners, begin production from so-called naphtha splitters, said Brian Lee, a trader at Seoul-based SK Corp.

Demand for plastics used in construction, flat-panel televisions and textiles has increased naphtha consumption in South Korea, the world's fifth-largest chemical maker, and other Asian importers of the feedstock. That's helped raise prices of naphtha delivered to Japan, an Asian benchmark, 20 percent so far this year, almost twice as much as crude oil prices.

``Total Korean naphtha demand will increase from the second half of this year," said Jason Lee, a Singapore-based naphtha trader at Trafigura. ``The two new splitters consuming more naphtha come on top of growing petrochemical capacity."

Expectations of higher South Korean demand in the second half helped naphtha suppliers win price rises in contract negotiations. S-Oil Corp., the country's third-largest refiner, increased the price of 700,000 tons for delivery in the six-months starting July by $1.50 a ton.

Samsung Total, 50 percent owned by France's Total SA, last month agreed to buy 800,000 tons of naphtha for delivery in the year starting July at a premium of $1.75 a ton to benchmark Japan prices, $4 higher than its previous term.

Falling Exports

South Korea imports roughly 40 percent of the 29.6 million tons of naphtha it consumed last year. Increased domestic demand will be met by cutting exports from refiners, raising the country's Korea's net import figure. Shipments may fall as much as 42 percent from last year's 2.7 million tons, said Ki Young Kim, assistant manager on the planning and research team at Korea Petrochemical Industry Association.

Naphtha splitters separate so-called full-range naphtha into light and heavier, or reformer, grades. Light naphtha makes so-called olefins, chemicals used to manufacture plastic packaging and autoparts. Reformer-grade naphtha is more suited to producing aromatics, the bases for plastic bottles and synthetic textiles, and processing into gasoline.

Refiners

SK Corp. will boost annual full-range naphtha imports by about 700,000 tons after it commissions a new 35,000 barrels-a-day naphtha splitter in July, said Brian Lee. The refiner, which has the capacity to process 870,000 barrels of crude oil a day into products such as naphtha, gasoline and diesel at its refinery in Ulsan, has already raised monthly imports of full-range naphtha by about 60,000 tons to run a new 30,000 barrels- a-day reformer it started up in late April.

GS Caltex, with a capacity to refine 650,000 barrels of crude oil a day at its refinery in Yeosu, will commission a new 70,000 barrels-a-day naphtha splitter next month, said Company Spokesman

Steve Ahn in an e-mail last week.

GS Caltex, 50 percent owned by Chevron Corp., said in February it will spend at least $5 million to build gasoline stations in China this year. Company officials declined to confirm whether the heavy naphtha made by the new splitter will be shipped to its units in China.

SK Corp. Studies Buying Overseas Company, Daily Says

(June 16, 2006) *Bloomberg*

SK Corp., a South Korean oil refiner, is studying buying a small- to medium-sized overseas oil company, the Seoul Economic Daily reported, citing Kim Hyun Moo, the company's head of exploration and production business.

SK is considering a merger or acquisition, or the purchase of an oilfield, to expand without exploration, the newspaper said. The Seoul-based company plans to more than double spending on overseas development this year to 338.5 billion won ($353 million).

The refiner, South Korea's largest, yesterday said it bought a 20 percent stake in an oilfield in Madagascar operated by Exxon Mobil Corp., the world's biggest publicly traded oil company. The purchase brings the number of SK's overseas oil projects to 23 in 13 countries and four liquefied natural gas ventures.

Exxon, BG, SK to Drill Their First Madagascar Oil Well in 2007

(June 21, 2006) *Bloomberg*

Exxon Mobil Corp., BG Group Plc and SK Corp. will drill their first oil exploration well in Madagascar on a jointly held offshore block sometime next year, a BG spokeswoman, Trina Fahey, said.

BG, the U.K.'s third-largest gas producer, bought its stake in the Majunga exploration block from Vanco Madagascar Ltd. Last week, marking its entry into the east African island, which has seen little oil and gas exploration to date.

Madagascar, which views oil exploration as a way of alleviating poverty, will award as many as 143 new offshore licenses by November this year as oil companies search in new, deepwater regions for replacements to mature provinces such as the North Sea.

Exxon, based in Irving, Texas, is the operator of the Majunga block with a 50 percent stake. BG has 30 percent and South Korea's SK has 20 percent. Stuart Fysh, BG's executive vice president for the Mediterranean Basin and Africa, said in a June 15 statement that ``the Majunga block forms part of a largely unexplored frontier basin with significant potential."

Elise Razaka, the head of Madagascar's oil agency, said in an interview in London last month that the country may have ``up to 5 billion barrels of oil and gas, but we'll have to see, because it's so under-explored."

SK Corp. to Up Value-Added Petroleum Product Output

(June 22, 2006) *Dow Jones*

South Korea's largest refiner by capacity SK Corp. (003600.SE), will spend KRW270 billion ($283 million) this year as part of its plan to invest KRW1.65 trillion to increase its production of value-added petroleum products by mid-2008.

"SK Corp. will raise the ratio of value-added products to overall production by a high-single digit percentage in several years from the current 12%," Jee Sung-Tae, executive vice president of SK Corp.'s Production Division in Ulsan, said in a recent interview with Dow Jones Newswires.

The KRW1.65 trillion investment plan is subject to approval by the board of directors later this year.

With soaring demand for light oil products and the country's domestic refinery market likely to reach saturation point by 2010, upgrading of facilities is crucial for refiners, Jee said.

South Korea's Emphasis On Refinery Upgrading

Korean refiners have recently been suffering from weaker refining margins because of a widening price gap between heavy crude oil like Bunker C and value-added light oil such as diesel, gasoline, and kerosene.

"The price competitiveness of a refiner largely relies its ability to process more high sulfur heavy crude oils and produce more low sulfur light crude oil products," Jee said.

SK Corp's residue fluid catalytic cracking units, or RFCCs, which convert heavy oil into value-added light oil, account for 12% of the company's overall production. Light oil products mainly consist of diesel, kerosene, gasoline and naphtha.

Other refiners, such as S-Oil Corp. (010950.SE) and GS Caltex Corp., are also putting a bigger priority on RFCC units to stay competitive and profitable.

In 2005, RFCCs accounted for 33.3% of S-Oil's refining facilities, and 26.3% of GS Caltex's facilities, the companies said. The average ratio in the Asia-Pacific region is 24%.

"SK Corp. will invest a total of KRW1.65 trillion, including KRW270 billion for this year, to establish its third RFCC in the port city of Ulsan by mid-2008," said Jee.

The company's first RFCC has a production capacity of 45,000 b/d and the second RFCC has a capacity of 56,000 barrels a day. The third is expected to yield 60,000 b/d.

Separately, the refiner earlier this year said it will spend KRW490 billion of a budgeted KRW1.01 trillion for 2006 on facility investment.

Part of the budget, or more than KRW150 billion, will go toward seeking an increase in sustainable growth and reducing pollution.

Spreading Its Wings

In March, SK Corp. acquired Inchon Oil to become Asia's fourth-largest refiner in terms of production capacity, producing 1.1 million b/d of products.

"The acquisition of Inchon Oil will allow SK Corp. to gain stronger synergies among its refining facilities and operations, and give the refiner better opportunities in China's oil industry," he said.

China is SK Corp.'s No. 1 export destination, accounting for about 20% of total exports and more than 10% of company revenue in 2005.
The location of SK Incheon Oil Co. generates a geographically competitive edge for SK Corp., as SK Incheon Oil is in the northwestern part of South Korea, only 100 miles from Shandong peninsula.

"In the long term, SK Corp. has set an ambitious goal to generate revenue of $5 billion in China by 2010, 60% of which will come from its local entities," Jee said.

In the first quarter of 2006, exports accounted for 34% of SK Corp.'s total petroleum sales, and together with SK Incheon Oil, the company had a 38% share of the domestic market as of March.

To have the world's largest refining capacity as a single unit, SK Corp. started operations at its fourth aromatics, or BTX (benzene, toluene, and xylene) plant in Ulsan.

Aromatics is a raw material used in the manufacturing of polyester and plastics.

The fourth plant has an annual production capacity of 660,000 tons, boosting SK Corp.'s total refining capacity to 2.69 million tons of aromatics.

Reducing Dependence On Middle East Oil

For a stable supply of oil, SK Corp. is trying to import petroleum not only from the Middle East, but from new oil-rich areas.

In the first three months of 2006, SK Corp. was the only refiner that reported a drop in its dependence on oil from the Middle East to 74.6% from 79.9% at end-2005.

"Helped by its efforts to diversify oil importing lines, which extend from the Middle East to Africa, SK Corp. could lower its oil imports from the Middle East to 75%," Jee said.

GS Caltex and Hyundai Oilbank showed a growing percentage of oil imports from the Middle East, which was the sole source for S-Oil.

According to the Korea National Oil Corp, or KNOC, the nation's four refiners - SK Corp, GS Caltex Corp., S-Oil Corp., and Hyundai Oilbank Corp. (HOR.YY) - last year imported 689 million barrels of oil from the Middle East, which accounted for 81.8% of the country's total oil imports.

Meanwhile, Korea's combined investments from public and private companies in overseas energy resources development climbed to $3 billion this year, up from $1.89 billion a year earlier, the Ministry of Commerce, Industry and Energy said.

South Korea, which is completely reliant on imports to meet its oil needs, has been pursuing stakes in oil and gas assets around the world to beef up its energy security.

Most of its oil currently comes from the Persian Gulf region, where the geopolitical situation remains highly volatile.

SK Corp.'s first-quarter net profit rose 59% from a year earlier to KRW611 billion, due to higher oil prices and equity method gains.

An equity method gain or loss is the positive or negative earnings impact from a company's subsidiaries.
However, its operating profit fell 14% on year to KRW330 billion, because of less favorable market conditions for the petrochemical division, while revenue rose 11% to KRW5.28 trillion on higher oil prices and sales volume.